BAKER & McKENZIE

Baker & McKenzie LLP
Pennzoil Place, South Tower
711 Louisiana, Suite 3400
Houston, Texas 77002-2746, USA

Tel: +1 713 427 5000
Fax: +1 713 427 5099
www.bakernet.com

07024296

SEC MAIL PROCESSING
JUN 2007
WASH. D.C. 160 SECTION

082-34858

Julie Canavaggio
Tel: +1 713 427 5029
julie.canavaggio@bakernet.com

June 1, 2007

Attn: Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

PROCESSED
JUN 1 2 2007
THOMSON
FINANCIAL

SUPPL

Ladies and Gentlemen:

WorleyParsons Limited ("WorleyParsons") is a leading provider of professional services to the energy, resource and complex process industries. WorleyParsons is headquartered in Sydney, Australia and is publicly traded on the Australian Securities Exchange ("ASX"). WorleyParsons currently claims an exemption from registration of its common stock in the U.S. under Rule 12g3-2(b) by submitting to the SEC on an ongoing basis paper copies of:

(i) any information it has made public pursuant to the laws of Australia;

(ii) any information it is required to file with the ASX or which has been made public by such exchange; or

(iii) any information it has distributed or is required to distribute to its security holders (collectively, its "Home Country Securities Documents").

WorleyParsons would like to avail itself of the benefits of the new amendment to Rule 12g3-2(b) under the Securities Exchange Act of 1934, which exempts foreign private issuers from continuing to send the SEC paper copies of its Home Country Securities Documents provided that certain requirements are met. Following the notification to you set forth in this letter, WorleyParsons understands that it will now be required to publish in English on its Internet Web site or through an electronic information delivery system generally available to the public in its primary trading market the following documents:

(i) its annual report, including or accompanied by annual financial statements;

(ii) interim reports that include financial statements;

(iii) press releases; and

(iv) all other communications and documents distributed directly to security holders of its common stock (collectively, the "Reports and Releases").

WorleyParsons will continue to submit paper copies of its Home Country Securities Documents to the SEC up to and including June 4, 2007. WorleyParsons hereby advises you that its Reports and Releases are and will be available on its company website

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(www.worleyparsons.com under the heading "Investor Relations") and on the ASX website (www.asx.com.au). WorleyParsons hereby advises you that it will avail itself of this filing alternative effective as of June 4, 2007 and after such date cease providing the SEC paper copies of its Home Country Securities Documents.

Please acknowledge receipt of this letter by either signing and dating this letter below or file stamping the enclosed copy of this letter, and in either case returning it to the undersigned in the enclosed, self-addressed, stamped envelope. Your cooperation in this matter is appreciated.

Sincerely,

Julie Canavaggio

Julie Canavaggio

cc: S. Sills

ACKNOWLEDGED AND RECEIVED

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